

Mail Stop 3720

January 14, 2016

Ms. Grace He
Vice President of Finance
You on Demand Holdings, Inc.
375 Greenwich Street, Suite 516
New York, New York 10013

        Re: You on Demand Holdings, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2014
                Filed March 30, 2015
                File No. 001-35561

Dear Ms. He:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Robert S. Littlepage, for

                          Carlos Pacho
                          Senior Assistant Chief Accountant
                          AD Office 11 – Telecommunications